ALBERTA COMPLIANCE SERVICES INC.

03 SEP -9 AM 7:21



03029869

August 27, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Lottery Corporation (formerly known as Applied Gaming Solutions of Canada Inc.)
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Notice of Meeting and Record Date
2. Interim Financial Statements/BCSC Form 51-901F

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dlw 9/9

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4832

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fax (403) 216-8459
email: info@albertacompliance.com

August 19, 2003

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Pacific Lottery Corporation

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	October 17, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	694526-104
RECORD DATE FOR NOTICE	September 12, 2003
RECORD DATE FOR VOTING	September 12, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	September 12, 2003
MATERIAL MAIL DATE	September 22, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Pacific Lottery Corporation
Computershare Trust Company of Canada (for your information only)

82-4832

Consolidated Financial Statements of

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)

For the six months ended June 30, 2003 and 2002

(Unaudited)

(Amended)

PACIFIC LOTTERY CORPORATION
(formerly Applied Gaming Solutions of Canada Inc.)
Consolidated Balance Sheets
(Unaudited)

AS AT	June 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash	$ 3,366,206	$ 89,102
Accounts receivable	-	2,652
Prepaid expenses	14,770	1,270
	3,380,976	93,024
Capital assets	488,783	438,763
Other assets	4,205	-
	$ 3,873,964	$ 531,787
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 98,343	$ 283,071
Accrued interest on debt	-	3,842,453
Related party advances	-	852,545
Short-term debt		2,250,000
	98,343	7,228,069
Long-term debt	-	500,000
	98,343	7,728,069
Shareholders' equity (deficiency)		
Share capital	25,733,204	16,340,824
Deficit	(21,957,583)	(23,537,106)
	3,775,621	(7,196,282)
General information (note 1)		
	$ 3,873,964	$ 531,787

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) "Peter Wallis" ,Director

(Signed) "David Aftergood" ,Director

82-4832

PACIFIC LOTTERY CORPORATION
(formerly Applied Gaming Solutions of Canada Inc.)
Consolidated statement of Operations and deficit
(Unaudited)

	For the six months ended June 30		For the three months ended June 30	
	2003	2002	2003	2002
		(restated)		(restated)
Revenue:				
Lottery	$ 32,215	$ 33,669	$ 15,947	$ 15,184
	32,215	33,669	15,947	15,184
Expenses:				
General and administrative	625,462	1,057,090	326,540	708,649
Interest on short-term debt and contracts payable	818	1,165,714	(438,351)	549,797
Interest on long-term debt	-	75,311	(48,768)	39,050
Depreciation and amortization	94,189	1,015,573	55,419	917,592
	720,469	3,313,688	(105,160)	2,215,088
Net income (loss) from continuing operations	(688,254)	(3,280,019)	121,107	(2,199,904)
Other:				
Settlement of debt	-	9,631,066	-	9,631,066
	-	9,631,066	-	9,631,066
Net income (loss)	(688,254)	6,351,047	121,107	7,431,162
Deficit, beginning of year	(21,269,329)	(28,508,507)	(22,078,690)	(29,588,622)
Deficit, end of year	$ (21,957,583)	$ (22,157,460)	$ (21,957,583)	$(22,157,460)
Weighted average shares outstanding	31,588,362	33,690,581	40,370,683	33,690,581
Income (loss) per share before other item	$ (0.02)	$ (0.10)	$ -	$ (0.07)
Income (loss) per share	$ (0.02)	$ 0.19	$ -	$ 0.22

See accompanying notes to consolidated financial statements

PACIFIC LOTTERY CORPORATION
(formerly Applied Gaming Solutions of Canada Inc.)
Consolidated Statements of Cash Flows
(Unaudited)

	For the six months ended June 30		For the three months ended June 30	
	2003	2002	2003	2002
Cash provided by (used in):				
Operations:				
Net income (loss)	$ (688,254)	$ 6,351,047	$ 121,107	$ 7,431,162
Items not involving cash:				
Gain on debt settlement	-	(9,631,066)	-	(9,631,066)
Short-term debt	-	-	(438,910)	-
Long-term debt	-	-	(48,768)	-
Foreign exchange adjustment	(263,749)	377,744	(263,749)	377,744
Depreciation	94,189	-	55,419	-
Amortization	-	1,015,573	-	917,592
Cash flow (outflow) from operations	(857,814)	(1,886,702)	(574,901)	(904,568)
Change in non-cash working capital balances	(195,574)	1,889,348	(227,277)	922,802
	(1,053,388)	2,646	(802,178)	18,234
Financing:				
Issue of common shares, net of issue costs	9,488,297	-	9,488,297	-
Issue costs	(95,917)	-	(95,917)	-
Proceeds on loan from related party	(1,169,412)	-	(1,331,520)	-
Retained earnings adjustment on debt settlement	(3,842,456)	-	(3,842,456)	-
	4,380,512	-	4,218,404	-
Investing:				
Acquisition of capital assets, net	(50,020)	-	(50,020)	-
	(50,020)	-	(50,020)	-
Increase (decrease) in cash	3,277,104	2,646	3,366,206	18,234
Cash position, beginning of year	89,102	-	-	(15,588)
Cash position, end of year	$ 3,366,206	$ 2,646	$ 3,366,206	$ 2,646

See accompanying notes to consolidated financial statements

PACIFIC LOTTERY CORPORATION

(formerly Applied Gaming Solutions of Canada Inc.)
Notes to Consolidated Financial Statements

For the six months ended June 30, 2003

Pacific Lottery Corporation (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

1. Significant accounting policies:

The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

2. General information:

On May 30, 2002 a 2002 Share Purchase Agreement was executed between Pacific Lottery Corporation ("PLC") and the shareholder of Emerging Market Solutions International Inc. ('EMSI"); subject to certain conditions (inclusive of debt settlement, conversion of preferred shares, and regulatory approvals of PLC), and whereby all of the shares of EMSI were sold to PLC (closing April 7, 2003). The purchase price having been 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share.

The 2002 Share Purchase Agreement was made with a complimentary agreement being executed with LWSI, releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between PLC, EMSI, and Lottery and Wagering Solutions Inc. ("LWSI") settling the note payable owing to LWSI in exchange for shares of PLC.

The LWSI Agreement, executed on October 10, 2002, released EMSI and LWSI from all obligations, respectively, under a former acquisition agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognised an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI accepted consideration, for the amount payable to it by EMSI, shares issued by PLC at a rate of thirty cents ($0.30) per share, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI resulted in 7,962,620 additional shares of PLC being issued over and above the 18,333,333covertible preferred shares issued to the shareholder of EMSI. Closing of the LWSI Agreement effectively settled any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003.

Closing on April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18, 000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two (2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

2. General information (continued):

Closing on April 7, 2003, the Company concluded a debt settlement agreement with two related parties, those extending the debt being settled, to eliminate the short-term, long-term, and accrued interest on debt. In exchange for 9,166,666 common shares of PLC the Company extinguished the $2,250,000 short term debt, $250,000 long term loan payable, $250,000 Series II preferred shares, as well as, all the interest accrued on both the short and long term debts up to the time of closing of this agreement.

Closing April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finders fee in relation to the additional financing and settlements also closed on this date.

Closing April 7, 2003, the Company has issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a one and a half year (1.5) period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.

82-4832

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS NAME OF ISSUER Pacific Lottery Corporation		FOR QUARTER ENDED June 30, 2003	DATE OF REPORT yy/ mm/dd 03/08/06
ISSUER'S ADDRESS 2937 - 19th Street N.E.			
CITY PROVINCE Calgary Alberta	POSTAL CODE T2E 7A2	ISSUER FAX NO. 403-266-8909	ISSUER TELEPHONE NO. 403-266-8900
CONTACT NAME David Aftergood	CONTACT'S POSITION President and Chief Executive Officer		CONTACT TELEPHONE NO. 403-266-8900
CONTACT EMAIL ADDRESS davidaftergood@ags.ca		WEBSITE ADDRESS www.ags.ca	

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
(signed)	**David Aftergood**	**May 30, 2003**
DIRECTOR'S SIGNATURE *(signed)*	PRINT FULL NAME **Peter Wallis**	DATE SIGNED yy/mm/dd **May 30, 2003**

PACIFIC LOTTERY CORPORATION
FORM 51-901F - YEAR END REPORT
June 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The major components of general and administration costs are:

	2003
Consultant fees	$136,672
Due, subscription & licenses	674
Salaries and benefits	51,947
Foreign exchange (gain) loss	263,749
Office expense	83,988
Professional fees	1,848
Public company costs	56,153
Rent expense	17,112
Telephone & communications expense	3,704
Travel & promotion	45,386
Vietnam G&A	61,309
Bad debt expense	(97,081)
	$625,462

2. *Related party transactions*

Due to related parties consist of:

	June 30, 2003	December 31, 2002
Due to EMSI (acquired by Corporation April 7, 2003)	$ -	$ 618,650
Due to Genting International Management Services Pte. Ltd.	-	233,895
	$ -	$ 852,545

82-4832

3. *Summary of securities issued and options granted during the period*

a) Securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
April 7, 2003	Preferred Shares	Series 3	18,333,333	$0.30	$5,500,000	Total outstanding shares of EMSI
April 7, 2003	Common Shares		9,166,666	$0.30	$2,750,000	Debt forgiveness
April 7, 2003	Common shares		7,962,620	$0.30	$2,388,786	Debt forgiveness
April 7, 2003	Common shares	N/A	18,000,000	$0.25	$4,500,000	cash

b) Options granted during the period: Nil

c) Warrants granted during the period:

18,000,000 each converting to one common share for $0.25, term to April 7, 2005
1,400,000 each converting to one common share for $0.30, term to April 7, 2005
100,000 each converting to one common share for $0.30, term to April 7, 2004

4. *Summary of securities as at the end of the reporting period:*

a) Description of authorized share capital

Unlimited number of common shares
Unlimited number of preferred shares, issuable in series
18,333,333 preferred shares Series 3

b) Number and recorded value for shares as at the end of this reporting period

Issued and outstanding:
40,370,683 common shares with a recorded value of $25733,204
18,333,333 preferred shares Series 3 with a recorded value of $1

c) Description of options and warrants outstanding

Number	Exercise Price	Expiry Date
10,000	$6.00	April 8, 2004
5,000	$9.10	June 23, 2004
28,500	$5.30	November 14, 2004
47,500	$4.60	January 25, 2005
5,652	$4.60	April 18, 2005
65,333	$3.00	May 23, 2005
18,500	$2.00	February 21, 2006

180,485

d) Number of shares subject to escrow or pooling agreements: Nil

5. *Directors and Officers as at the date this report is signed and filed:*

Name	Position
David A. Aftergood	Director, President and Chief Executive Officer
Peter C. Wallis	Director
Dale H. Laniuk	Director
James F. Kelleher, PC, QC	Director
Larry W. Ruptash	Director
Richard W. De Vries	Director
Lim Kok Thay	Director
Justin Tan Wah Joo	Director

82-4832

PACIFIC LOTTERY CORPORATION
FORM 51-901F - YEAR END REPORT
June 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 1 of 3)

Pacific Lottery Corporation (the "Corporation") is incorporated under the laws of the Province of Alberta. The principal business of the Corporation is to research, develop, manufacture, operate and manage lottery gaming central systems.

General

Cash

The increase in cash is due largely to proceeds of a private placement closed April 7, 2003. This placement provided for $4,500,000 in exchange for 18,000,000 common shares. The use of this cash reflected on the balance sheet emanates from immediate repayment of outstanding debt, ongoing operational expenses, and project development.

Accounts Payable

The substantial decrease in accounts payable and all other liabilities of the Corporation are as a result of private placements in exchange for debt forgiveness and repayment from proceeds. All of which transpired on April 7, 2003. Reducing liabilities from over $7.2 million to less than $0.1 million represents a momentous change for the Corporation allowing for real achievement in its operations in Vietnam.

General and Administrative Expenses

The decrease in these expenses over the same period in 2002 can be attributed to reductions in overhead implemented in the last half of 2001 and continuing through 2002 into the current year. With the resumption of the companies focus on development in Vietnam following the new financing, having closed in this quarter, the company will see some rise to overheads to meet the needs of its planned expansion into Vietnam.

Interest Expense

The decrease in interest expense arises out of the retirement of all the significant debt of the Corporation this quarter. A result of the closing of private placements for cash and debt forgiveness occurring April 7, 2003.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 2 of 3)

Depreciation and Amortization

Depreciation and amortization have decreased over the prior year due to a review of the cash flows being generated from Hanoi operations and the remaining life of the contract with the government of Vietnam. Those cash flows warranted a reduction to the capital asset balance of approximately $770,000 in the prior year. Charged through depreciation and amortization.

Deferred Development Costs

All deferred costs had been expensed as of December 31, 2002. No further costs have been deferred at this time.

General information:

On May 30, 2002 a 2002 Share Purchase Agreement was executed between Pacific Lottery Corporation ("PLC") and the shareholder of Emerging Market Solutions International Inc. ('EMSI"); subject to certain conditions (inclusive of debt settlement, conversion of preferred shares, and regulatory approvals of PLC), and whereby all of the shares of EMSI were sold to PLC (closing April 7, 2003). The purchase price having been 18,333,333 convertible preferred shares at an issue price of thirty cents ($0.30) per share.

The 2002 Share Purchase Agreement was made with a complimentary agreement being executed with LWSI, releasing EMSI from all obligations emanating from a previous agreement, and the signing of an agreement between PLC, EMSI, and Lottery and Wagering Solutions Inc. ("LWSI") settling the note payable owing to LWSI in exchange for shares of PLC.

The LWSI Agreement, executed on October 10, 2002, released EMSI and LWSI from all obligations, respectively, under a former acquisition agreement. In anticipation of closing on the 2002 Share Purchase Agreement, LWSI had advanced EMSI cash of approximately $1,580,000 and incurred costs of approximately $694,000, for which EMSI recognised an account payable to LWSI. Under the terms of the LWSI Agreement, LWSI accepted consideration, for the amount payable to it by EMSI, shares issued by PLC at a rate of thirty cents ($0.30) per share, as satisfaction of the outstanding liability to LWSI from EMSI. The settlement of the total liability owing to LWSI resulted in 7,962,620 additional shares of PLC being issued over and above the 18,333,333covertible preferred shares issued to the shareholder of EMSI. Closing of the LWSI Agreement effectively settled any balance owing from EMSI to LWSI. The 2002 Share Purchase Agreement closed April 7, 2003.

82-4832

PACIFIC LOTTERY CORPORATION
FORM 51-901F - YEAR END REPORT
June 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (Page 3 of 3)

Closing on April 7, 2003, the Company concluded a private placement of shares with Genting International Management Services Pte. Ltd. ("GIMS"). The Company sold 18, 000,000 common shares at twenty five cents ($0.25) per share and 18,000,000 share purchase warrants convertible to common shares at twenty five cents ($0.25) per share expiring two (2) years from closing. Consideration received by the Company for this transaction was $4,500,000.

Closing on April 7, 2003, the Company concluded a debt settlement agreement with two related parties, those extending the debt being settled, to eliminate the short-term, long-term, and accrued interest on debt. In exchange for 9,166,666 common shares of PLC the Company extinguished the $2,250,000 short term debt, $250,000 long term loan payable, $250,000 Series II preferred shares, as well as, all the interest accrued on both the short and long term debts up to the time of closing of this agreement.

Closing April 7, 2003, the Company issued 1,400,000 warrants exercisable at thirty cents ($0.30) per share for a two (2) year period to LWSI as a finders fee in relation to the additional financing and settlements also closed on this date.

Closing April 7, 2003, the Company has issued 100,000 warrants exercisable at thirty cents ($0.30) per share for a one and a half year (1.5) period to Leede Financial Markets Inc. per a Share Option Agreement executed on the closing date for their efforts in sponsoring of new financing and the Companies restructuring reflected in the agreements otherwise closing April 7, 2003.